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                                 January 26, 1996



Consolidated Edison Company
  of New York, Inc.
4 Irving Place
New York, New York 10003

Dear Sirs:

          We have acted as your special tax counsel in connection with the Offer to Purchase dated January 29, 1996, pursuant to which Consolidated Edison Company of New York, Inc. (the "Company") is offering to purchase any and all outstanding shares of (i) the Company's $5 Cumulative Preferred Stock (without par value) and (ii) the following series of the Company's Cumulative Preferred Stock ($100 par value): 5 3/4% Series A, 5 1/4% Series B, 4.65% Series C, 4.65% Series D, 7.20% Series I, and 6 1/8% Series J. In that connection, we have reviewed the Offer to Purchase and the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on December 31, 1984, as amended by Certificates of Amendment filed with the Department of State on May 16, 1988, June 2, 1989, April 28, 1992, and August 21, 1992. In addition, you have advised us that all of the outstanding shares of the Company's $5 Cumulative Preferred Stock (without par value) were issued before 1954 and that all of the outstanding shares of Cumulative Preferred Stock ($100 par value) of each series listed above were issued for cash.

          On the basis of the foregoing, and our consideration of such other matters as we have deemed necessary, it is our opinion that the material Federal income tax consequences to shareholders of sales of the Company's stock pursuant to the offer will be as described under the heading "Certain Federal Income Tax Consequences" in the Offer to Purchase. You have not requested, and we do not express, an opinion concerning any other tax consequences of the offer. This opinion is intended solely for your use and is not to be used, circulated, quoted or otherwise referred to for any purpose or relied upon by any other person without our express written permission.

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          We hereby consent to the filing of this opinion as an
exhibit to the Schedule 13E-4 relating to the offer.

                                 Very truly yours,

                                  DEWEY BALLANTINE




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